UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-32643

Indian River Banking Company

(Exact name of registrant as specified in its charter)

958 20th Place

Vero Beach, Florida 32960

(772) 569-9200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $1.00 par value

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

*Indian River Banking Company was merged with and into Alabama National BanCorporation on February 27, 2004.

Pursuant to the requirements of the Securities Exchange Act of 1934, Alabama National BanCorporation, as successor by merger to Indian River Banking Company, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ALABAMA NATIONAL BANCORPORATION

Date:	March 3, 2004	By:	/s/ William E. Matthews, V

William E. Matthews, V Executive Vice President and Chief Financial Officer